Exhibit 4. Organizational Structure

Exhibit 4-1: Organization Chart

(Effective on April 17, 2023)



General Meeting of Shareholders
Board of Corporate Auditors
Board of Directors
Supervisory Committee
Sustainable Society Realization Committee
IT Risk Management Committee
Personnel Council
President
Managing Directors Meeting
Directors and General Managers Meeting
Internal Audit Division
Credit Rating Council
Chief Compliance Officer
Rating Criteria Committee
Compliance Management Division
Rating Committee
SFE Criteria Committee
SFE Committee
Research Division
Financial Technology Division
Corporate Management & Planning Dept.
International Business Marketing & Promotion Dept.
Sustainable Finance Evaluation Marketing & Promotion Dept.
Marketing Planning and Administration Division
Global Marketing Dept.
Market Data Analysis Division
Translation Division
Information Services Dept.
R&D Dept.
SFEG International Affairs and Public Relations Office
Sustainability Verification Division
Impact Analysis Division
SFEG Evaluation Dept.
SFEG Evaluation Planning Dept.
Sustainable Finance Evaluation Group
International Dept.
Structured Finance Dept. III
Structured Finance Dept. II
Structured Finance Dept. I
Public Sector Rating Dept.
SME Rating Division
Corporate Rating Dept. II
Medical & Educational Institution Rating Division
Corporate Rating Dept. I
Financial Institution Rating Dept.
Hybrid Finance Dept.
Rating Administration Dept.
Rating Planning Dept.

JCR does not register the class of asset backed securities as NRSRO ratings.